SECUI [barcode] MMISSION

15027880

RECEIVED
DEC 01 2015
189

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/14 and ending 09/30/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Oak Hills Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
121 NE 50th Street
(No. and Street)

Oklahoma City	OK	73105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Donald Dillingham (405)286-9755
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OAK HILLS SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2015

OATH OR AFFIRMATION

I, **Donald L. Dillingham,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Oak Hills Securities, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK HILLS SECURITIES, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Oak Hills Securities, Inc.

We have audited the accompanying financial statements of Oak Hills Securities, Inc. (an Oklahoma corporation) (the Company), which comprise the statement of financial condition as of September 30, 2015, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Oak Hills Securities, Inc.'s financial statements. The supplementary information is the responsibility of Oak Hills Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 23, 2015

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

Cash	$ 42,726
Fees receivables	2,145
Other	31
TOTAL ASSETS	$ 44,902

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ -0-
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 100 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	43,999
Retained earnings	902
Total Shareholder's Equity	$ 44,902
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 44,902

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2015

REVENUE	
Commission income	$ 44,670
Other income	1,221
Total Revenue	45,891
EXPENSES	
Commissions	38,940
Occupancy	5,400
Other expenses	53,935
Total Expenses	98,275
NET (LOSS)	$ (52,384)

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance-Beginning of Year	$ 1	$ 43,999	$ 53,286	$ 97,286
Net (Loss)			(52,384)	(52,384)
BALANCE-END OF YEAR	$ 1	$ 43,999	$ 902	$ 44,902

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2015

Cash Flows from Operating Activities	
Net (Loss)	$ (52,384)
Adjustments:	
Increase in fees receivables	(645)
Decrease in other assets	1,178
Decrease in accounts payable and accrued expenses	(136)
Net Cash Flows Used In Operating Activities	$ (51,987)
Cash Flows from Investing Activities	$ -0-
Cash Flows from Financing Activities	$ -0-
Net Increase (Decrease) in Cash	$ (51,987)
Cash Balance at September 30, 2014	$ 94,713
Cash Balance at September 30, 2015	$ 42,726

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Oak Hills Securities, Inc. (the "Company") was incorporated in the state of Oklahoma on November 21, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements, primarily of tax credit direct participation investment programs. Operations began on February 12, 2008.

Private Placement Transactions - Commission revenue and related expense arising from private placement transactions are primarily recorded based on successful placement.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale), Dira, LLC, Sequoia Management Company, LLC, Oklahoma Venture Capital Fund, LLC, Oak Hills Private Equity Fund, LLC, Oak Hills CAPCO, LLC, Merit Advisors, Inc., Heritage Management, Inc., Tax Credit Exchange, LLC and various other entities. Avondale, a registered investment advisor, and the Company share office space, personnel and other services. Pursuant to the terms of a written agreement, the Company incurred $3,600 in fees for overhead and administrative services provided by Avondale during the year ended September 30, 2015. Those fees are included in other expenses on the statement of income.

The Company leases office space from Avondale under an operating lease effective through December 31, 2015 for $450 per month. The Company may terminate the agreement with a 30 day prior written notification. The occupancy expense incurred for the year ended September 30, 2015 pursuant to the terms of this lease was $5,400.

In addition, $44,670 of total commission revenue (100% thereof) for the year ended September 30, 2015 was generated from Tax Credit Exchange, LLC.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2015, the Company's net capital and required net capital were $42,726 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 0%.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

OAK HILLS SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2015

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 44,902
Deduction:	
Nonallowable assets	(2,176)
NET CAPITAL	$ 42,726
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ -0-
Percentage of Aggregate Indebtedness to Net Capital	0%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REVIEW OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Oak Hills Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Oak Hills Securities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Oak Hills Securities, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Oak Hills Securities, Inc. stated that Oak Hills Securities, Inc. met the identified exemption provisions throughout the most recent period from October 1, 2014 through September 30, 2015 without exception. Oak Hills Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Hills Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 23, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

OAK HILLS SECURITIES, INC.
INVESTMENT BANKING - MEMBER FINRA/SIPC

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

November 23, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Oak Hills Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- Oak Hills Securities, Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2015.

- Oak Hills Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Oak Hills Securities, Inc."

- Oak Hills Securities, Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2014 through September 30, 2015 without exception.

- Oak Hills Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2014 through September 30, 2015.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ____________________

Name and Title: Donald L. Dillingham, President